UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   July 2023

File No.   000-55193

Avrupa Minerals Ltd.

(Name of Registrant)

410 – 325 Howe Street Vancouver, British Columbia, Canada V6C 1Z7

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F   ☒      Form 40-F  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

(Registrant)

Dated: September 19, 2023	By: /s/ “Winnie Wong” Winnie Wong, Chief Financial Officer

Exhibits:

99.1News Release dated July 17, 2023

99.2News Release dated September 6, 2023

99.3Interim Financial Statements for the period ended June 30, 2023

99.4Management Discussion and Analysis